UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2020
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 10, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Agreement to Acquire Nortech Packaging
- Accretive acquisition of cutting-edge automation capabilities addresses the evolution of customer needs in e-commerce and additional verticals -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - February 10, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced it has entered into a definitive agreement to acquire substantially all of the operating assets of Nortech Packaging ("Nortech") for cash consideration of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration. All amounts are in US dollars.

Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. Its custom-infeed and robotic solutions for packaging applications are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. A privately-held company based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food, pharmaceutical, e-commerce, confections, personal care and cosmetics, and beverage.

The acquisition will expand IPG’s product bundle into technologies that are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. With an installed fleet of more than 400 machines, the acquisition provides IPG with opportunities to supply consumables to the existing fleet, as well as deploy system-selling for new customers combining machines with ongoing consumables. The acquisition will add engineering automation and integrated robotic design talent to IPG’s existing engineering and design teams. Upon closing, IPG expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.

“Packaging automation and system design are playing an increasingly important role in our customer's competitive positioning, especially in the e-commerce market. We believe this acquisition will provide us with the opportunity to move upstream in our target customer’s production process with an expanded product bundle and a continuous supply of consumables,” said Greg Yull, President and CEO of IPG. “We have laid out a clear strategy to further strengthen our product bundle and continue to grow with our e-commerce customers as they expand around the globe. This acquisition delivers on both fronts. We remain committed to paying down debt moving forward as our cash flows improve with contributions from our recent capex investments and our earlier acquisitions. At the same time, we will continue to be disciplined in our approach to acquisitions that strengthen our product bundle or offer strategic benefit to IPG meeting our customer's needs.”

The acquisition is subject to customary closing conditions and approvals and is expected to close in the first quarter of 2020.

Financial Highlights of the Acquisition

In the last twelve months, Nortech's sales were approximately $20 million with Adjusted EBITDA (as determined consistent with IPG's definition, as provided in its historical public filings) of $5.5 million. The upfront purchase price represents an Adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an Adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. In addition to the upfront purchase price, the sellers will be eligible to receive additional consideration contingent upon certain future performance measures of the acquired assets. This additional consideration is expected to be in line with the upfront Adjusted EBITDA multiple announced today. IPG expects the acquisition will be accretive to net earnings in 2020 excluding deal costs, integration costs and non-cash purchase accounting adjustments. In total, deal and integration costs are expected to be approximately $2.4 million, with the majority of these costs expected to be recognized by the end of 2020. No cash or debt is expected to be acquired in the transaction.

IPG expects to finance the acquisition with funds available under its $600 million credit facility.

About Nortech
Nortech is a full-service Chicago-area company founded in 2003, which acquired Tishma Technologies in 2016. Nortech specializes in both delivering and providing after-market servicing of world-class packaging machines designed for cartoning, case-packing, case-erecting, pouch-packaging, palletizing and other custom-infeed and robotic solutions for various packaging applications. Nortech designs and manufactures high-quality, high-efficiency packaging machinery, and packaging systems that are used worldwide in most major industries including food, pharmaceutical, ecommerce, confections, personal care and cosmetics, beverage, and many others. Nortech employs approximately 70 employees at its sole location in Schaumburg, Illinois. For more information about Nortech, visit www.NortechPackaging.com and www.tminn.com.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film- based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,600 employees with operations in 30 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the closing of the acquisition, including the expected timing; the purchase price for the acquisition and the funding of such purchase price; the benefits that the acquisition is expected to bring to IPG’s business, operations, and financial results; the expansion, enhancement and extension of IPG’s product offering and global presence and the opening of additional industry verticals; the strategic fit of Nortech with IPG’s existing product portfolio and operations; IPG’s reinforcement if its presence in existing product lines and customer channels, as well as access to new business segments; expected revenue, adjusted EBITDA, earnings and expense synergies; that the acquired operations will be accretive to net earnings in 2020; our paying down of debt; and the expected deal and integration costs and timing of such costs may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry, IPG’s customers’ industries and the general economy; the post-closing performance of Nortech, including the expected Adjusted EBITDA, revenue and expense synergies; the anticipated benefits from IPG’s other restructuring efforts; the anticipated benefits from IPG’s acquisitions; the anticipated benefits from IPG’s capital expenditures; the quality and market reception of IPG’s products; IPG’s anticipated business strategies; risks and costs inherent in litigation; IPG’s ability to maintain and improve quality and customer service with current and new customers; anticipated trends in IPG’s business; anticipated cash flows from IPG’s operations; availability of funds under IPG’s credit facility; and IPG’s ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com